SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 23, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒       Form 40-F  ☐

Enclosures:

1.              Nokia stock exchange release dated April 23, 2009: Dividend of EUR 0.40 per share; Board and Committee members elected

STOCK EXCHANGE RELEASE

April 23, 2009

Nokia Corporation

Stock Exchange Release

April 23, 2009 at 18.45 (CET+1)

Dividend of EUR 0.40 per share; Board and Committee members elected

Dividend

Espoo, Finland –The Annual General Meeting of Nokia Corporation held on April 23, 2009 (AGM) resolved to distribute a dividend of EUR 0.40 per share for 2008. The dividend ex-date is April 24, 2009 and the record date April 28, 2009. The dividend will be paid on or around May 13, 2009.

Board and Committee members

The AGM resolved to elect eleven members to the Board. The following members of the Nokia Board were re-elected for a term until the close of the Annual General Meeting in 2010: Georg Ehrnrooth, Lalita D. Gupte, Dr. Bengt Holmström, Dr. Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Dame Marjorie Scardino, Risto Siilasmaa and Keijo Suila. Isabel Marey-Semper was elected as a new member to the Nokia Board of Directors for the same term.

In its assembly meeting, the Board of Directors elected Jorma Ollila as Chairman of the Board, and Dame Marjorie Scardino as Vice Chairman of the Board.

The Board of Directors also elected the members of the Board Committees. Per Karlsson was elected Chairman and Henning Kagermann, Marjorie Scardino and Keijo Suila as members of the Personnel Committee. Georg Ehrnrooth was elected as Chairman and Lalita D. Gupte, Isabel Marey-Semper and Risto Siilasmaa as members of the Audit Committee. Marjorie Scardino was elected as Chairman and Georg Ehrnrooth and Per Karlsson as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board of Directors for the term until the close of the Annual General Meeting in 2010: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman and EUR 130 000 for each member. In addition, the AGM resolved that the chairmen of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The AGM also resolved, in line with the past practice, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market.

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the external auditor for Nokia for the fiscal period 2009.

The AGM authorized the Board of Directors to resolve to repurchase a maximum of 360 million Nokia shares. The authorization is effective until June 30, 2010. The shares will be repurchased in public trading for purposes identified in the authorization by the AGM at a price based on the market price of the Nokia share. Repurchases may also be carried out by entering into derivative, share lending or other arrangements, in which case the repurchase price paid by the Company may differ from the market price of the execution date of the arrangement. The object of the repurchase authorization is to maintain flexibility, but the Board has no current plans for repurchases during 2009.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure; 20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media and Investor Contacts:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel